SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             Schedule 13G

              Under the Securities Exchange Act of 1934
                        (Amendment No.   XX  )*

                        Lowe's Companies, Inc.
                           (Name of Issuer)

                    Common Stock, Par Value $.50
                   (Title of Class of Securities)

                              548661 107
                            (CUSIP Number)







Cusip # 548661 107
Item 1:    Management Committee of Lowe's Companies Employee Stock Ownership
           Trust
Item 4:    North Carolina
Item 5:    None
Item 6:    17,895,629
Item 7:    None
Item 8:    None
Item 9:    17,895,629
Item 11:   10.23%
Item 12:   EP



Item 1 (a)  Name of Issuer:

    Lowe's Companies, Inc.

Item 1 (b)  Address of Issuer's principal Executive Offices:

    P. O. Box 1111
    Hwy. 268 East
    North Wilkesboro, NC  28656

Item 2 (a)  Name of Person Filing:

    Management Committee of Lowe's Companies Employee Stock Ownership Trust

Item 2 (b)  Address of Principal Business Office, or if none, Residence:

    P. O. Box 1111
    Hwy. 268 East
    North Wilkesboro, NC  28656

Item 2 (c)  Citizenship:

    North Carolina

Item 2 (d)  Title of Class of Securities:

    Common Stock, par value $.50

Item 2 (e)  CUSIP Number

    548661 107

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Employee Benefit Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974

Item 4

(a)    Amount Beneficially Owned:    17,895,629

(b)    Percent of Class:    10.23%

(c)    Number of shares as to which such person has:

    (i)    sole power to vote or to direct the vote:    None

    (ii)    shared power to vote or to direct the vote:    17,895,629

    (iii)    sole power to dispose or to direct the disposition of:      None

    (iv)    shared power to dispose or to direct the disposition of:    None

Item 5    Ownership of Five Percent or Less of a Class:

    Not Applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

Wachovia Bank of North Carolina, N.A. holds the shares as trustee of the Lowe's Companies Employee Stock Ownership Trust. As respects the voting of the shares held by the Bank as trustee, the trustee (a) solicits instructions from Plan members as respects shares allocated to members' accounts and (b) is given instructions by the Plan's Management Committee as respects unallocated shares. The trustee votes the stock held by it as trustee in accordance with such instructions. In the absence of instructions as respects how a Plan members allocated stock is to be voted, the stock is voted by the trustee in the same manner as stock held in the Plan's general account and as respects which instructions are given by the Management Committee.

The Plan does not provide for disposition of shares of Lowe's Common Stock except that upon retirement, death or disability of a Plan member, he becomes fully vested as respects all his interest in his account and his interest is distributable to him in accordance with the Plan's provisions. Upon termination of employment for any reason other than retirement, death or disability, the employee receives that part of his accounts that are fully vested. In both cases, the trustee distributes shares and any other Plan interest only in accordance with the instructions of the Management Committee.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

    Not Applicable

Item 8    Identification and Classification of Members of the Group:

    Not Applicable

Item 9    Notice of Dissolution of Group:

    Not Applicable

Item 10    Certification:

By signing below, I certify that, to the best of my knowledge and belief the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                              SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. THE FILING OF THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT I AM, FOR THE PURPOSES OF SECTION 13(d) or 13(g) OF THE ACT, THE BENEFICIAL OWNER OF ANY SECURITIES COVERED HEREBY.

February 5, 1998                       MANAGEMENT COMMITTEE OF LOWE'S
                                       COMPANIES EMPLOYEE STOCK OWNERSHIP
                                       TRUST


                                       BY:  ___/s/ Edgar M. Spears
                                            EDGAR  M. SPEARS, SECRETARY